



Johnstown, PA, March 14, 2023

A Special Meeting of the Board was held in the boardroom beginning at 11:02 a.m.

ROLL CALL:

Attendees:	Adams, Bradley, Dennison, Kunkle, Pasquerilla, Sargent and Stopko
Attendees via Telephone:	Onorato and O'Malley
Also Present:	Callihan and Lynch
Also Present via Telephone:	David W. Swartz and Stacey Scrivani, Esquires from Stevens & Lee, Greg Marose and Joseph Germani from Longacre Square Partners, and Lawrence Elbaum, Nina Bhatia, John Johnston Esquires from Vinson & Elkins

Non-responsive [redacted]

<u>Opening Remarks – A. Dennison</u>

Mr. Dennison thanked everyone for attending this special Board meeting on short notice. He said that the purpose of this meeting is to bring the Board up to date on developments that occurred late last week. It appears that AmeriServ has an opportunity to reject Driver's notice of director nominations as a result of non-compliance with the bylaw requirement to disclose certain required information. A rejection of the nomination notice would require Board action. He also noted that AmeriServ had issued a press release the previous day announcing the Board's candidates for election at our Annual Meeting. To date, we have had little feedback regarding the press release. Concluding his comments, Mr. Dennison turned the meeting over to Lawrence Elbaum from Vinson & Elkins.

<u>Activist Update</u>

AC/WP [redacted]

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AC/WP

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Director Pasquerilla made a motion, seconded by Director Sargent, and unanimously carried, that the Board authorize Stevens & Lee to send the rejection letter relating to Driver's notice of nomination and file the declaratory judgment action relating to the rejection notice with the Cambria County Court of Common Pleas.

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Mr. Dennison said we have the authorization to move forward with the rejection notice, and we now have to set an Annual Meeting date in May so Ms. Scrivani may include that date in the rejection notice.

After a brief discussion, on motion made by Director Pasquerilla, seconded by Director Adams, and unanimously carried, the Board approved holding the Annual Meeting on May 18, 2023.

There was no further discussion.

Adjournment

There being no further business, on motion made by Director Pasquerilla, seconded by Director Adams, and carried, this Executive Session adjourned at 12:19 p.m.

Allan R. Dennison

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Allan R. Dennison, Chairman

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